SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 6)
________________________

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
(Name of Subject Company)
________________________

LSRI HOLDINGS, INC.
 LANDRY’S RESTAURANTS, INC.
TILMAN J. FERTITTA
 (Names of Filing Persons—Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
______________________

579793100
(CUSIP Number of Class of Securities)
________________________

TILMAN J. FERTITTA
LANDRY’S RESTAURANTS, INC.
1510 West Loop South
Houston, Texas 77027
(713) 850-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$123,386,221.75	$14,325.14

* Estimated for purposes of calculating the amount of filing fee only.  This amount is based on the offer to purchase all 14,835,332 issued and outstanding shares of common stock of McCormick & Schmick’s Seafood Restaurants, Inc. as reported in its public filings with the Securities and Exchange Commission (less the 1,496,281 shares of common stock held by the Offeror) at a purchase price of $9.25 cash per share.

**   The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $14,325.14

Form or Registration No.:  SC TO-T

Filing Party: Landry’s Restaurants, Inc.

Date Filed: April 7, 2011

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

SCHEDULE TO

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO filed on April 7, 2011, as amended by Amendment No. 1 to Schedule TO filed on April 7, 2011, Amendment No. 2 to Schedule TO filed on April 21, 2011, Amendment No. 3 to Schedule TO filed on April 22, 2011, Amendment No. 4 to Schedule TO filed on May 5, 2011 and Amendment No. 5 to Schedule TO filed on May 24, 2011 (as so amended, the “Schedule TO”), on behalf of LSRI Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s”), relating to the offer by Purchaser to purchase all issued and outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred share purchase rights (the “Rights,” and together with such shares, the “Shares”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (“MSSR”), at a price of $9.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated April 7, 2011, and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with this Amendment No. 6, and any other amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEMS 1 THROUGH 9; ITEM 11.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

“On May 31, 2011, Purchaser extended the Offer until 5:00 p.m., New York City time, on July 29, 2011, unless further extended. The full text of the press release issued by Landry’s on May 31, 2011 announcing the extension of the Offer is filed as Exhibit (a)(5)(F) hereto and is incorporated by reference.”

The Offer to Purchase is hereby amended as follows:

General Amendment

All references to “12:00 Midnight, New York City time, on May 31, 2011” in the Offer to Purchase are amended to be references to “5:00 p.m., New York City time, on July 29, 2011.”

Section 10 – “Background of the Offer”

Section 10 (“Background of the Offer”) of the Offer to Purchase is hereby amended to add the following:

“On May 31, 2011, Landry’s and Jefferies entered into a new commitment letter in order to extend the time period for Jefferies’ commitment to provide the Jefferies Financing.  The new commitment letter provides that the Jefferies Financing will terminate automatically on the earliest of (i) the date of termination or abandonment of the Offer, (ii) the closing of the Offer, (iii) the acceptance by MSSR or any of its affiliates (or any of their respective equityholders) of an offer for all or any substantial part of the capital stock or property and assets of MSSR (or any parent company thereof) other than as part of the Offer, and (iv) 5:00 p.m., New York City time, on July 30, 2011.

Also on May 31, 2011, Purchaser issued a press release extending the Expiration Date of the Offer until 5:00 p.m., New York City time, on July 29, 2011.”

Section 12 – “Source and Amount of Funds”

The second paragraph of Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The new commitment letter will terminate automatically on the earliest of (i) the date of termination or abandonment of the Offer, (ii) the closing of the Offer, (iii) the acceptance by MSSR or any of its affiliates (or any of their respective equityholders) of an offer for all or any substantial part of the capital stock or property and assets of MSSR (or any parent company thereof) other than as part of the Offer, and (iv) 5:00 p.m., New York City time, on July 30, 2011.  Prior to such date, Jefferies may terminate its commitment if any event occurs or information becomes available that, in its judgment, results in or is likely to result in the failure to satisfy any condition precedent set forth or referred to in the Jefferies Financing.

The seventh paragraph of Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“A copy of Jefferies’ commitment letter was filed with the SEC as an exhibit to Amendment No. 2 to the Schedule 13D filed by Landry’s on April 4, 2011 and is incorporated by reference into the Tender Offer Statement on Schedule TO filed by Landry’s under Rule 14d-3 under the Exchange Act on April 7, 2011.  A copy of the new commitment letter is filed with the SEC as an exhibit to Amendment No. 6 to the Tender Offer Statement on Schedule TO filed by Landry’s on May 31, 2011 and is incorporated by reference herein.  Reference is made to such exhibits, and any future exhibits to such Schedule TO amending such exhibits, for a more complete description of the proposed terms and conditions of the Jefferies Financing, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibits.

The Letter of Transmittal is hereby amended as follows:

All references to “12:00 Midnight, New York City time, on May 31, 2011” in the Letter of Transmittal are amended to be references to “5:00 p.m., New York City time, on July 29, 2011.”

The Notice of Guaranteed Delivery is hereby amended as follows:

All references to “12:00 Midnight, New York City time, on May 31, 2011” in the Notice of Guaranteed Delivery are amended to be references to “5:00 p.m., New York City time, on July 29, 2011.”

The Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (the “Broker Letter”) is hereby amended as follows:

All references to “12:00 Midnight, New York City time, on May 31, 2011” in the Broker Letter are amended to be references to “5:00 p.m., New York City time, on July 29, 2011.”

The Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (the “Client Letter”) is hereby amended as follows:

All references to “12:00 Midnight, New York City time, on May 31, 2011” in the Client Letter are amended to be references to “5:00 p.m., New York City time, on July 29, 2011.”

ITEM 12.    EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(F)	Press release issued by Tilman J. Fertitta and Landry’s Restaurants, Inc., dated May 31, 2011.
(b)(2)	Commitment Letter, dated as of May 31, 2011, by and between Landry’s Restaurants, Inc. and Jefferies Group, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2011
LSRI HOLDINGS, INC.
	By:	/s/ Tilman J. Fertitta
		Name:	Tilman J. Fertitta
		Title:	President

LANDRY’S RESTAURANTS, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer

/s/ Tilman J. Fertitta
TILMAN J. FERTITTA

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated April 7, 2011. (1)
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9). (1)
(a)(1)(C)	Notice of Guaranteed Delivery. (1)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. (1)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. (1)
(a)(1)(F)	Summary Advertisement published on April 7, 2011. (1)
(a)(5)(A)
Press release issued by Tilman J. Fertitta, dated April 4, 2011 (incorporated by reference to Tender Offer Statement on Schedule TO filed by Landry’s Restaurants, Inc. with the Commission on April 4, 2011).

(a)(5)(B)	Press release issued by Tilman J. Fertitta, dated April 7, 2011. (2)
(a)(5)(C)	Press release issued by Tilman J. Fertitta, dated April 21, 2011. (3)
(a)(5)(D)	Press release issued by Tilman J. Fertitta, dated April 22, 2011. (4)
(a)(5)(E)	Press release issued by Tilman J. Fertitta and Landry’s Restaurants, Inc., dated May 4, 2011.(5)
(a)(5)(F)	Press release issued by Tilman J. Fertitta and Landry’s Restaurants, Inc., dated May 31, 2011.
(b)(1)
Commitment Letter, dated as of April 1, 2011, by and between Landry’s Restaurants, Inc. and Jefferies Group, Inc. (incorporated by reference to Amendment No. 2 to Schedule 13D filed by Landry’s Restaurants, Inc. with the Commission on April 4, 2011).

(b)(2)	Commitment Letter, dated as of May 31, 2011, by and between Landry’s Restaurants, Inc. and Jefferies Group, Inc.
(d)	None.
(g)	None.
(h)	None.
(1) Previously filed with Schedule TO on April 7, 2011.
(2) Previously filed with Amendment No. 1 to Schedule TO on April 7, 2011.
(3) Previously filed with Amendment No. 2 to Schedule TO on April 21, 2011.
(4) Previously filed with Amendment No. 3 to Schedule TO on April 22, 2011.
(5) Previously filed with Amendment No. 4 to Schedule TO on May 5, 2011.